SCHEDULE A
to the Operating Expenses Limitation Agreement

(as amended on June 20, 2014 to add the Shenkman Floating Rate High Income Fund)

Advisors Series Trust Fund and Share Class	Operating Expense Limit as a Percentage of Average Daily Net Assets
Shenkman Short Duration High Income Fund Class A Class C Class F Institutional Class	1.00% 1.75% 0.75% 0.65%
Shenkman Floating Rate High Income Fund Institutional Class	0.54%

ADVISORS SERIES TRUST	SHENKMAN CAPITAL MANAGEMENT, INC.
on behalf of the Funds listed on Schedule A

By: /s/ Douglas G. Hess	By: /s/ Mark R. Shenkman

Name: Douglas G. Hess	Name: Mark R. Shenkman

Title: President	Title: President

Shenkman	1